ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Year Ended December 31, 2017

ALAMOS GOLD INC. For the Year Ended December 31, 2017

2017 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated February 21, 2018, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017 and 2016, and notes thereto. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 47.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. The operating mines are: the Young-Davidson and the Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2017 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Financial Results (in millions)
Operating revenues	$161.7	$132.2	$542.8	$482.2
Cost of sales (1)	$136.6	$121.6	$456.8	$429.3
Earnings from operations	$17.1	$3.5	$56.0	$21.3
Net (loss) earnings	($4.7)	($20.6)	$26.6	($17.9)
Cash provided by operations before working capital and cash taxes(2)	$52.7	$34.0	$183.3	$148.0
Cash provided by operating activities	$48.6	$38.3	$163.5	$135.7
Capital expenditures (sustaining) (2)	$11.5	$12.3	$42.7	$49.2
Capital expenditures (growth) (2),(3)	$27.7	$25.2	$119.8	$97.3
Operating Results
Gold production (ounces) (4)	120,300	105,676	429,400	392,000
Gold sales (ounces)	126,786	107,505	430,115	389,151
Per Ounce Data
Average realized gold price	$1,275	$1,230	$1,262	$1,239
Average spot gold price (London PM Fix)	$1,275	$1,222	$1,257	$1,251
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,077	$1,131	$1,062	$1,103
Total cash costs per ounce of gold sold (2)	$753	$842	$770	$797
All-in sustaining costs per ounce of gold sold (2)	$902	$1,033	$933	$1,010
Share Data
Earnings per share, basic and diluted	($0.01)	($0.08)	$0.09	($0.07)
Weighted average common shares outstanding (basic) (000’s)	337,178	267,067	305,521	265,234
Financial Position (in millions)
Cash and cash equivalents			$200.8	$252.2
Total debt and financing obligations			$7.5	$304.9

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration and La Yaqui Phase I development.

(4)
Gold production from Island Gold have been included in this table for the period subsequent to November 23, 2017 only. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 ounces (2016 - 24,086) and 98,600 ounces (2016 - 83,323), respectively.

2017 Management’s Discussion and Analysis

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016 (1)	2017	2016 (1)
Gold production (ounces)
Young-Davidson	56,500	44,662	200,000	170,000
Mulatos	42,700	44,900	160,000	154,000
Island Gold (1)	9,000	—	9,000	—
El Chanate	12,100	16,114	60,400	68,000
Gold sales (ounces)
Young-Davidson	52,475	40,934	197,937	168,979
Mulatos	50,006	50,178	159,276	151,337
Island Gold (1)	11,720	—	11,720	—
El Chanate	12,585	16,393	61,182	68,835
Cost of sales (in millions)(2)
Young-Davidson	$58.1	$44.1	$213.4	$183.7
Mulatos	$47.7	$56.8	$153.0	$164.6
Island Gold (1)	$13.4	—	$13.4	—
El Chanate	$17.4	$20.7	$77.0	$81.0
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,107	$1,077	$1,078	$1,087
Mulatos	$954	$1,132	$961	$1,088
Island Gold (1)	$1,143	—	$1,143	—
El Chanate	$1,383	$1,263	$1,259	$1,177
Total cash costs per ounce of gold sold (3)
Young-Davidson	$690	$667	$658	$657
Mulatos	$762	$877	$775	$838
Island Gold (1)	$401	—	$401	—
El Chanate	$1,311	$1,171	$1,188	$1,052
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$859	$926	$834	$897
Mulatos	$798	$931	$835	$916
Island Gold (1)	$546	—	$546	—
El Chanate	$1,335	$1,190	$1,218	$1,069
Capital expenditures (growth and sustaining) (in millions)(3)
Young-Davidson	$17.0	$22.6	$80.3	$94.6
Mulatos(5)	$9.0	$9.5	$43.9	$32.9
Island Gold (1),(5)	$4.8	—	$4.8	—
El Chanate	$0.2	$0.2	$1.4	$0.8
Other	$8.2	$5.2	$32.1	$18.2

(1)
Operating and financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 ounces (2016 - 24,086) and 98,600 ounces (2016 - 83,323), respectively.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration.

2017 Management’s Discussion and Analysis

2017 Highlights

Fourth Quarter 2017

•	Completed the acquisition of Richmont Mines Inc. (“Richmont”) and its Island Gold mine, a high-grade, long life asset in Ontario, Canada

•
Produced a record 120,300 ounces of gold at cost of sales of $1,077 per ounce, total cash costs[1] of $753 per ounce and all-in sustaining costs ("AISC")[1] of $902 per ounce. This included a record 56,500 ounces from Young-Davidson, 42,700 ounces from Mulatos, 12,100 ounces from El Chanate and 9,000 ounces from Island Gold (following completion of the Richmont acquisition on November 23, 2017)

•	Sold 126,786 ounces of gold at an average realized price of $1,275 per ounce for record revenues of $161.7 million

•
Reported a net loss of $4.7 million, or $0.01 per share, which was impacted by transaction costs related to the Richmont acquisition of $5.1 million ($0.02 per share), a fair value accounting adjustment on the Island Gold acquisition of $4.1 million net of tax ($0.01 per share) and unrealized foreign exchange losses of $5.1 million ($0.02 per share) recorded within both deferred taxes and foreign exchange

•	Generated cash flow from operating activities of $48.6 million ($52.7 million before changes in working capital1), reflecting lower cash costs and stronger operating margins

•
Generated $37.1 million in mine-site free cash flow[1], including a record $16.4 million at Young-Davidson. Company-wide, approximately $19 million of free cash flow[1] was generated excluding transaction costs of $10 million paid related to the Richmont acquisition

•	Ended the quarter with no debt and $236.6 million in cash and cash equivalents and equity securities, up from $167.7 million as of September 30, 2017

•	Reported a positive feasibility study for the Lynn Lake gold project located in Manitoba, Canada

•	Achieved a significant safety milestone of five million hours without a lost-time incident ("LTI") at El Chanate

Full year 2017

•
Produced a record 429,400 ounces of gold in 2017 marking a 10% increase from 2016, including approximately one month of production from Island Gold. Gold production was above the mid-point of 2017 production guidance and marked the third consecutive year production guidance has been achieved

•	Achieved the top end of production guidance at Island Gold, Mulatos and El Chanate

•	Sold 430,115 ounces of gold at an average realized price of $1,262 per ounce for record revenues of $542.8 million

•	Cost of sales per ounce of gold sold of $1,062, and total cash costs of $770 both improved relative to 2016

•	Significantly improved the Company's cost profile with all-in sustaining costs of $933 per ounce, an 8% reduction compared to 2016

•	Realized net earnings of $27.4 million, or $0.09 per share

•
Generated positive free cash flow at each of the Company's operations for total mine-site free cash flow of $77.5 million, including record free cash flow at Young-Davidson. Mine-site free cash flow more than doubled from $35.4 million in 2016, reflecting stronger production, lower costs and lower capital spending

•	Strengthened the balance sheet with the repurchase and retirement of $315 million senior secured notes in April

•	Enhanced liquidity with an amendment to the undrawn revolving credit facility including an increase in the size of the facility to $400 million on peer-leading terms

•	Returned $6.0 million in the form of dividends to shareholders

•	Completed construction of La Yaqui Phase I on budget and ahead of schedule with the first gold pour in August

•
Reported positive feasibility studies for the Kirazlı and Aği Daği projects in Turkey, and the Lynn Lake project in Manitoba Canada, outlining more than 400,000 ounces of combined annual production growth potential

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2017 Management’s Discussion and Analysis

2017 Key Business Developments

Senior Secured Note Redemption
On April 3, 2017, the Company completed the redemption of its outstanding $315 million 7.75% Senior Secured Notes ("Notes") due in 2020. The Notes were redeemed at a price of 103.875% of the principal amount (premium of $12.2 million) plus accrued interest to the date of redemption of $12.2 million. The Notes were retired with net proceeds of $239.1 million from the equity financing completed in February 2017 along with existing cash. The Company recorded a pre-tax loss of $29.1 million ($21.8 million after-tax) on redemption. The redemption of the Notes results in annual interest savings of $24.4 million.
Amended Credit Facility
On September 21, 2017, the Company secured amendments to its existing undrawn revolving credit facility (the "Facility") including an increase in the size of the Facility from $150 million to $400 million on peer-leading terms.
Under the amended Facility, the Company benefits from improved pricing at its current leverage ratio including undrawn fees of 0.45% and drawn fees of LIBOR plus 2.00%. This compares to undrawn fees of 0.48% and drawn fees of LIBOR plus 2.125% under the previous credit facility. The Facility remains undrawn and the Company debt free with cash and equity securities of approximately $236 million as of December 31, 2017. The maturity date of the Facility is September 20, 2021.
The amended Facility was joint-led by the Bank of Nova Scotia, BMO Capital Markets, and TD Securities. Additionally, the syndicate includes the Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, ING Capital LLC, and Export Development Canada.
Acquisition of Richmont
On November 23, 2017, the Company completed the acquisition of Richmont, and its Island Gold mine in northern Ontario. The Island Gold mine is a high-grade, low cost, long-life asset in Canada with significant exploration potential. The acquisition has strengthened and further diversified Alamos’ portfolio of assets through the addition of a third core, long-life producing asset. Island Gold provides near-term production growth while lowering the Company's cost profile.
All of the Richmont issued and outstanding common shares were exchanged on the basis of 1.385 Alamos common shares for each Richmont common share for total consideration of $627 million. Upon completion of the transaction, existing Alamos and Richmont shareholders owned approximately 77% and 23% of the combined company, respectively.
Lynn Lake Feasibility Study
On December 14, 2017, the Company released the results from the positive feasibility study conducted on its Lynn Lake Gold Project (“Lynn Lake”) in northern Manitoba, approximately 820 kilometres ("km") northwest of Winnipeg. The project is comprised of two historical gold mines, MacLellan and Gordon, respectively located approximately 7 km northeast and 37 km east of the Town of Lynn Lake. The two deposits will be mined using conventional open pit mining methods with a centralized processing plant and tailings management facility to be located at MacLellan.
Highlights of the release included the following:

•	Declared an initial Proven and Probable mineral reserve of 26.8 million tonnes (“Mt”) grading 1.89 grams per tonne of gold (“g/t Au”), containing 1.6 million ounces of gold

•	Average annual gold production of 170,000 ounces over the first six years and 143,000 ounces over the first 10 years with life of mine production of 1.5 million ounces

•	Life of mine total cash costs of $645 per ounce of gold and attractive mine-site all-in sustaining costs of $745 per ounce

•	Initial capital estimate of $338 million and total life of mine capital, including sustaining capital and reclamation costs, of $486 million

•
After-tax net present value (“NPV”) of $123 million at a 5% discount rate and an after-tax internal rate of return (“IRR”) of 12.5%, representing a 4.6 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively and a USD/CAD foreign exchange rate of $0.75:1

•
The Company has also identified a number of opportunities to enhance the overall economics of the project through an evaluation of a smaller, higher grade mine plan, employing contract mining, and incorporating exploration success over the past year which was not factored into the feasibility study

Mineral Reserve and Resource update
On February 21, 2018, the Company reported a global mineral reserve and resource update. Highlights of the release include the following:

•
Global Proven and Probable mineral reserves increased 28%, or 2.1 million ounces, to 9.8 million ounces of gold, (203 million tonnes (“mt”) grading 1.50 grams per tonne of gold (“g/t Au”)) net of mining depletion, with grades increasing 16%. The increase reflects the addition of Island Gold (with the acquisition of Richmont Mines closing November 23, 2017), further growth at La Yaqui Grande and the declaration of an initial mineral reserve at Lynn Lake

2017 Management’s Discussion and Analysis

•
Island Gold’s Proven and Probable mineral reserves increased 18% to 887,000 ounces of gold, (2.7 mt grading 10.20 g/t Au) net of mining depletion. Mineral reserve grades also increased 11% to 10.20 g/t Au compared to 9.17 g/t Au at the end of 2016. Since 2014, mineral reserves have increased 383% in terms of ounces and 60% in terms of grade

•
Increased Proven and Probable mineral reserves at La Yaqui Grande to 644,000 ounces of gold, (14.3 mt grading 1.40 g/t Au) a 24%, or 123,000 ounce increase.  Including additions within the Mulatos Pit, this offset mining depletion at Mulatos

•	Initial Proven and Probable mineral reserve declared at Lynn Lake of 1.6 million ounces of gold (26.8 mt grading 1.89 g/t Au) with the release of the positive feasibility study in December 2017

•	Global Measured and Indicated mineral resources decreased 21% to 7.4 million ounces of gold, (207 mt grading 1.1 g/t Au) reflecting the conversion of mineral resources to mineral reserves at Lynn Lake

Outlook and Strategy

	2018 Guidance
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey	Other Development (2)	Total
Gold production (000’s ounces)	200-210	150-160	90-100	40-50	—	—	480-520
Cost of sales, including amortization (in millions)(4)	$220	$147	$112	$57	—	—	$536
Cost of sales, including amortization ($ per ounce)(4)	$1,075	$950	$1,175	$1,270	—	—	$1,075
Total cash costs ($ per ounce)(1)	$675	$800	$575	$1,200	—	—	$740
All-in sustaining costs ($ per ounce)(1)					—	—	$950
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$850	$900	$825	$1,200	—	—	—
Capital expenditures (in millions)
Sustaining capital(1)	$35-40	$8-10	$25-27	—	—	—	$68-77
Growth capital(1)	$35-40	$18-20	$25-28	—	$100	$46 (2)	$224-234
Total capital expenditures(1)	$70-80	$26-30	$50-55	—	$100	$46	$292-$311

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense

The Company executed on several strategic priorities in 2017, all of which support its objective of increasing cash flow from its operations while advancing its portfolio of low-cost development projects. This included delivering record gold production of 429,400 ounces at an 8% decrease in all-in sustaining costs. This drove mine-site free cash flow to $78 million, up nearly 120% from 2016. Additionally, the Company strengthened its operating base through the acquisition of the Island Gold mine, adding a third core, low-cost, long life operation, which will be a strong driver of free cash flow growth in the years ahead. The Company also made significant progress advancing its development pipeline including the completion of three positive feasibility studies, construction of La Yaqui Phase I ahead of schedule and on budget, and initiating development of Kirazlı.

The strong operational performance is expected to continue into 2018 with gold production expected to increase to a range of 480,000 to 520,000 ounces, a 16% increase over 2017 (based on the mid-point of guidance). All-in sustaining costs are expected to average $950 per ounce, supporting strong ongoing operating margins and mine-site free cash flow. Capital spending at the four operating mines is expected to total between $146 and $165 million. The Company expects stronger gold production, lower costs and a lower rate of capital spending in the second half of 2018, all of which is expected to contribute to higher mine-site free cash flow compared to the first half of the year.

Young-Davidson is expected to produce between 200,000 and 210,000 ounces in 2018 at mine-site all-in sustaining costs of $850 per ounce. Capital spending at Young-Davidson in 2018 is expected to be between $70 and $80 million, including $35 to $40 million of sustaining capital. Capital spending will be focused on ongoing development and lower mine infrastructure. The tie in of the upper and lower mines is expected to be completed in the fourth quarter of 2019 which will temporarily limit underground throughput. Following completion of the tie in, underground mining rates are expected to increase above 7,500 tpd supporting higher production rates and free cash flow in 2020 and beyond.

Island Gold is expected to produce 90,000 to 100,000 ounces in 2018 at mine-site all-in sustaining costs of $825 per ounce, both consistent with the Phase I expansion preliminary economic assessment (“PEA”) released in 2017. With the addition of a second mine in Ontario, the Company is evaluating opportunities to reduce costs through purchasing, tax and other synergies.

2017 Management’s Discussion and Analysis

The Phase I expansion of the Island Gold mill to 1,100 tpd remains on track and is expected to be completed in the second half of 2018. This is expected to drive strong production growth and lower costs in the fourth quarter and into 2019. Combined with lower capital spending, the Company expects significant free cash flow growth in 2019. In parallel to the Phase I expansion, the Company will continue an aggressive exploration program at Island Gold which has been successful in driving nearly a 400% increase in Mineral Reserves and 60% increase in grade since 2014. Ongoing exploration success will be incorporated into an evaluation of the most effective and economic approach to a Phase II expansion of the operation beyond 1,100 tpd.

Total production from the Mulatos district (including La Yaqui Phase I) is expected to be between 150,000 to 160,000 ounces in 2018 at mine-site all-in sustaining costs of $900 per ounce. Capital spending is expected to total $26 to $30 million, including $8 to $10 million of sustaining capital.

Annual gold production at Mulatos is expected to remain in a similar range of 150,000 to 160,000 ounces per year between 2018 and 2020, at declining costs. The decline will be driven in part by the construction of a power line which will connect the mine to lower cost grid power, and the end of the 5% royalty at Mulatos in 2019. Approximately 200,000 ounces remain subject to the royalty after which costs will decrease by $65 per ounce (assuming spot gold prices of $1,300 per ounce).

El Chanate is expected to produce 40,000 to 50,000 ounces in 2018, down from 2017 reflecting lower mining rates with mining activities expected to cease mid-2018. Given the long leach cycle at El Chanate, the Company expects to benefit from ongoing gold production beyond 2018 through residual leaching. This will be lower cost and higher margin production with mining activities completed and is expected to drive higher mine-site free cash flow from the operation.

The Company expects combined annual gold production of at least 500,000 ounces from its existing operations in 2019 and 2020 with low cost production growth from Island Gold offsetting higher cost production from El Chanate. Consolidated all-in sustaining costs are expected to decrease in 2019 reflecting the completion of the Phase I expansion at Island Gold and end of the 5% royalty at Mulatos, with a further decrease expected in 2020 reflecting higher underground mining rates at Young-Davidson. Similarly, capital spending at existing operations is expected to trend lower in 2019 and 2020 reflecting the completion of the Phase I expansion at Island Gold and lower mine infrastructure at Young-Davidson. Combined with declining operating costs, the Company expects strong free cash flow growth from its operations over the next three years.

Capital spending on development projects, including capitalized exploration, is expected to total $146 million in 2018, of which $100 million relates to construction on the Kirazlı project. The remainder of the spending is comprised of capitalized exploration at Island Gold, Mulatos and Lynn Lake and advancing permitting and development of Cerro Pelon, La Yaqui Grande and Lynn Lake. The Company has also increased its global exploration budget to $36 million, up 50% from 2017 with nearly 80% of the spending to be focused on Island Gold and Mulatos.

Approximately 80% of the 2018 budget for Kirazlı is contingent upon, and will be spent following receipt of the GSM (Business Opening and Operation) permit. Pending receipt of final permits, Kirazlı is expected to produce more than 100,000 ounces in 2020, its first full year of production, at mine-site all-in sustaining costs of less than $400 per ounce. This is expected to drive company-wide production above 600,000 ounces in 2020, representing more than 20% growth from 2018, while further lowering the Company’s cost profile.

The Company is well positioned to fund this growth having significantly de-risked its balance sheet over the past year with the repayment of the $315 million senior secured notes in April 2017. The Company is debt free with growing cash flow from its operations and over $635 million of cash and available liquidity under the Company's credit facility.

2017 Management’s Discussion and Analysis

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Gold production (ounces)	56,500	44,662	200,000	170,000
Gold sales (ounces)	52,475	40,934	197,937	168,979
Financial Review (in millions)
Operating Revenues	$66.8	$51.2	$249.7	$211.9
Cost of sales (1)	$58.1	$44.1	$213.4	$183.7
Earnings from operations	$8.7	$7.1	$36.3	$28.2
Cash provided by operating activities	$33.4	$26.0	$114.5	$98.4
Capital expenditures (sustaining) (2)	$8.7	$10.5	$34.1	$40.0
Capital expenditures (growth) (2)	$8.3	$12.1	$46.2	$54.6
Mine-site free cash flow (2)	$16.4	$3.4	$34.2	$3.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,107	$1,077	$1,078	$1,087
Total cash costs per ounce of gold sold (2)	$690	$667	$658	$657
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$859	$926	$834	$897
Underground Operations
Tonnes of ore mined	664,847	614,101	2,423,289	2,199,857
Tonnes of ore mined per day ("tpd")	7,227	6,675	6,639	6,011
Average grade of gold (4)	2.70	2.40	2.69	2.54
Metres developed	2,776	3,044	12,787	12,379
Unit mining costs per tonne	$34	$32	$34	$33
Unit mining costs per tonne (CAD)	$44	$42	$44	$43
Mill Operations
Tonnes of ore processed	716,273	694,753	2,735,267	2,629,032
Tonnes of ore processed per day	7,786	7,552	7,494	7,183
Average grade of gold (4)	2.59	2.18	2.47	2.19
Contained ounces milled	59,561	48,755	217,184	184,928
Average recovery rate	92%	90%	92%	91%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced a record 56,500 ounces of gold in the fourth quarter of 2017, 27% higher than the same period of 2016 and exceeding the previous record set in the third quarter of 2017. The increase in production reflects record underground mining rates and an increase in mill throughput during the quarter.
The Company mined a record 664,847 tonnes of ore from underground in the fourth quarter of 2017, or 7,227 tpd, a 10% increase from the previous quarter and 8% higher than the prior year period. The Company expects underground mining rates to average more than 7,000 tpd in 2018, up from an average of 6,639 tpd in 2017, driving stronger gold production and free-cash flow. Underground grades in the fourth quarter were 2.70 g/t Au, and averaged 2.69 g/t Au for the full year, consistent with the mineral reserve grade, and higher than the prior year period.
During the fourth quarter, 716,273 tonnes, or 7,786 tpd, were processed through the mill with grades averaging 2.59 g/t Au. Grades were higher than the prior year period reflecting a higher contribution of underground tonnes as well as higher underground grades mined. Mill throughput increased compared to the third quarter of 2017 reflecting the commissioning of the pebble crusher in the fourth quarter. Mill recoveries of 92% were consistent with expectations and higher than the prior year period.

2017 Management’s Discussion and Analysis

Financial Review
For the three months ended December 31, 2017, revenues of $66.8 million were $15.6 million higher than the prior-year period, reflecting more ounces sold and a higher realized gold price. For 2017, revenues of $249.7 million were $37.8 million higher than the prior year period, attributable to both to a higher realized gold and a higher number of ounces sold.
In the fourth quarter of 2017, cost of sales of $58.1 million were higher than the prior year period reflecting higher gross costs from additional tonnes mined and milled, as well as a stronger Canadian dollar. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For 2017, cost of sales of $213.4 million were $29.7 million higher than the prior-year period, reflecting more tonnes mined and milled and a stronger Canadian dollar.
Total cash costs in the fourth quarter were $690 per ounce, representing a 3% increase from the fourth quarter of 2016. The increase was attributable to a stronger Canadian dollar and a higher proportion of operating development which is reflected in cash costs rather than capital. Underground unit mining costs were $34 per tonne in the fourth quarter, slightly higher than the prior year period as the benefit of higher underground mining rates was offset by a stronger Canadian dollar. Further strengthening in the Canadian dollar is not expected to adversely impact costs against guidance in the first half of 2018 as the Company has hedged the majority of its Canadian dollar operating and capital costs at budgeted rates. Mine-site AISC were $859 per ounce, 7% lower than the prior year period reflecting a lower level of sustaining capital across a higher number of ounces sold. For the full 2017 year, total cash costs were $658 per ounce and mine-site AISC were $834 per ounce, compared to $657 and $897 per ounce, respectively, in the prior year. The decrease in mine-site AISC was attributable to lower sustaining capital expenditures and a higher number of ounces sold.
Capital expenditures totaled $17.0 million in the fourth quarter, 25% lower than the same period of 2016. For 2017, capital expenditures of $80.3 million were 16% lower than 2016 and consistent with guidance. Capital spending in the fourth quarter was focused primarily on lateral development in the upper and lower mines, and lower mine infrastructure. Total capital expenditures in the fourth quarter included $8.7 million of sustaining capital and $8.3 million of growth capital.
Young-Davidson generated record mine-site free cash flow of $16.4 million in the fourth quarter driven by stronger production and lower capital spending. For 2017, Young-Davidson generated $34.2 million of mine-site free cash flow, a significant increase compared to $3.8 million in the prior year period, driven by higher production, lower costs and capital spending and higher gold prices.

2017 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,777 hectares of mineral concessions in close proximity to the Mulatos mine. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.8 million ounces of gold to-date. In addition, construction of the first phase of the La Yaqui mine was completed in the third quarter of 2017. The Mulatos mine is subject to a 5% royalty which is capped at 2 million ounces of gold, after which no third-party royalty is payable on production at Mulatos. Financial and operating results at Mulatos include La Yaqui Phase I, where commercial production commenced in September 2017.
Mulatos Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Gold production (ounces)	42,700	44,900	160,000	154,000
Gold sales (ounces)	50,006	50,178	159,276	151,337
Financial Review (in millions)
Operating Revenues	$64.0	$60.8	$201.4	$187.3
Cost of sales (1)	$47.7	$56.8	$153.0	$164.6
Earnings from operations	$14.5	$3.3	$41.7	$20.7
Cash provided by operating activities	$22.3	$19.6	$64.3	$59.7
Capital expenditures (sustaining) (2)	$0.9	$1.6	$5.5	$8.4
Capital expenditures (Mulatos growth) (2),(6)	$8.1	$7.9	$25.9	$24.5
La Yaqui Phase I construction cost (2)	—	—	$12.5	—
Mine-site free cash flow, excluding La Yaqui construction capital (2)	$13.3	$10.1	$32.9	$26.8
Cost of sales, including amortization per ounce of gold sold (1)	$954	$1,132	$961	$1,088
Total cash costs per ounce of gold sold (2)	$762	$877	$775	$838
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$798	$931	$835	$916
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	2,575,306	1,795,562	8,485,933	7,034,978
Total waste mined - open pit	1,719,986	2,614,810	6,443,971	9,184,468
Total tonnes mined - open pit	4,515,673	4,410,372	15,566,165	16,396,080
Waste-to-ore ratio (operating)	0.67	1.46	0.76	1.31
Tonnes of ore mined - underground	23,238	25,139	100,701	122,516
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,745,513	1,709,346	6,796,155	6,552,742
Average grade of gold processed (5)	0.91	0.81	0.92	0.81
Contained ounces stacked	51,242	44,609	201,222	170,600
Mill Operations
Tonnes of high grade ore milled	31,449	33,867	133,328	133,720
Average grade of gold processed (5)	8.15	9.76	9.42	11.23
Contained ounces milled	8,238	10,623	40,378	48,284
Total contained ounces stacked and milled	59,480	55,232	241,600	218,884
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	72%	81%	66%	70%
Ore crushed per day (tonnes) - combined	19,300	18,900	19,000	18,300

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
(6) Includes capitalized exploration, of $1.0 million and $6.9 million for the three and twelve months ended December 31, 2017.
Mulatos produced 42,700 ounces of gold in the fourth quarter of 2017, including approximately 7,000 ounces from La Yaqui Phase I. Production in the quarter was slightly lower than the prior year period due to lower production from the mill circuit. For the full year, Mulatos produced 160,000 ounces of gold, achieving the top end of production guidance for 2017.

2017 Management’s Discussion and Analysis

Total crusher throughput averaged 19,300 tpd, above the same period of 2016 reflecting the startup of La Yaqui Phase I. A total of 1,745,513 tonnes were stacked in the fourth quarter, at a grade of 0.91 g/t Au, both higher than the same period of 2016 due to a combination of mine sequencing, positive grade reconciliation and the addition of higher grade tonnes from La Yaqui Phase I. The waste-to-ore ratio of 0.67:1 was lower than the prior year period and 2017 guidance due to mine sequencing and the addition of La Yaqui Phase I, which has a minimal waste-to-ore ratio.
La Yaqui Phase I construction was completed in the third quarter, ahead of schedule and on budget. For the full year 2017, La Yaqui produced 10,000 ounces of gold.
Underground tonnes mined from San Carlos during the quarter were lower than the same period of 2016 but higher than the third quarter of 2017. For the fourth quarter, 31,449 tonnes were milled at an average grade of 8.15 g/t Au. The underground San Carlos deposit and high grade surface stockpiles are expected to be depleted during the first half of 2018. At the end of 2017, the Company had approximately 28,000 tonnes remaining in high grade stockpiles which will continue to supplement mill feed during that period.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 72% in the quarter compared to 81% in the prior year period. For the full year, the recovery ratio was 66%, slightly lower than plan reflecting a temporary increase in ounces on the leach pad which will be recovered in 2018.
Financial Review
For the three months ended December 31, 2017, revenues of $64.0 million were $3.2 million higher than the prior-year period reflecting a higher realized gold price during the quarter. For 2017, revenues of $201.4 million were $14.1 million higher than the prior year, attributable to both more ounces sold and a higher realized gold price.
Cost of sales in the fourth quarter of $47.7 million were lower than the prior-year period as gross costs decreased reflecting a lower waste-to-ore ratio, lower amortization per ounce charges, and the inclusion of lower cost La Yaqui Phase I production. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For 2017, cost of sales of $153.0 million were $11.6 million lower than the prior-year period, driven by a lower waste-to-ore ratio and lower mining and processing costs.
Total cash costs of $762 per ounce in the fourth quarter were 13% lower than $877 per ounce in the prior year period, reflecting higher grades stacked, a lower waste-to-ore ratio, and the addition of lower cost La Yaqui Phase I production. Mine-site AISC in the quarter were $798 per ounce, $133 or 14% lower than the prior year period reflecting lower total cash costs and lower sustaining capital. For 2017, total cash costs were $775 per ounce and mine-site AISC were $835 per ounce, a significant improvement from 2016 reflecting higher grades stacked, a lower waste-to-ore ratio and lower cost La Yaqui Phase I production.
The improvement of the cost profile at Mulatos resulted in another strong quarter from a cash flow perspective, generating $13.3 million in mine-site free cash flow. For the full year, Mulatos generated $32.9 million in mine-site free cash flow, reflecting strong earnings from operations, an increase in Value Added Tax ("VAT") refunds and lower sustaining capital.

2017 Management’s Discussion and Analysis

Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located 83 kilometres northeast of Wawa, Ontario. The mine comprises 217 patented, leased and staked claims covering 7,926 hectares. The mine began production in October 2007 and has produced over 500,000 ounces of gold to date.
Financial results for Island Gold are included for the period from closing of the Richmont acquisition (November 23, 2017) to December 31, 2017. Operational data is presented in the table below for the fourth quarters and full years of 2017 and 2016, for informational purposes.

Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2017 (1)	2016 (1)	2017 (1)	2016 (1)
Gold production (ounces) (1)	9,000	—	9,000	—
Gold sales (ounces) (1)	11,720	—	11,720	—
Financial Review (in millions)
Operating Revenues	$14.9	$—	$14.9	$—
Cost of sales (2)	$13.4	$—	$13.4	$—
Earnings from operations	$1.5	$—	$1.5	$—
Cash provided by operating activities	$11.8	$—	$11.8	$—
Capital expenditures (sustaining) (3)	$1.7	$—	$1.7	$—
Capital expenditures (growth) (3)	$3.1	$—	$3.1	$—
Mine-site free cash flow (3)	$7.0	$—	$7.0	$—
Cost of sales, including amortization per ounce of gold sold (2)	$1,143	$—	$1,143	$—
Total cash costs per ounce of gold sold (3)	$401	$—	$401	—
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)	$546	$—	$546	—
Underground Operations
Tonnes of ore mined	94,407	89,881	374,962	318,045
Tonnes of ore mined per day ("tpd")	1,026	977	1,027	869
Average grade of gold (5)	9.44	8.83	9.42	8.67
Metres developed	1,667	1,464	6,906	5,218
Unit mining costs per tonne	$100	$87	$95	$103
Unit mining costs per tonne (CAD)	$127	$116	$124	$136
Mill Operations
Tonnes of ore processed	84,559	83,091	338,603	297,757
Tonnes of ore processed per day	919	903	928	814
Average grade of gold (5)	8.46	9.31	9.36	9.02
Contained ounces milled	23,005	24,857	101,842	86,345
Average recovery rate	96%	97%	97%	97%

(1)
Financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 ounces (2016 - 24,086) and 98,600 ounces (2016 - 83,323), respectively.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Grams per tonne of gold ("g/t Au").
Island Gold produced 22,100 ounces of gold in the fourth quarter of 2017 (9,000 ounces of which is attributable to the Company for the period subsequent to November 23, 2017) down slightly from the prior year period reflecting lower grades milled. Full year production of 98,600 ounces exceeded full year guidance of 87,000 to 93,000 ounces. This also represented an 18% increase from 2016 reflecting higher mining and milling rates as well as grades processed.
The Company mined 94,407 tonnes of ore from underground in the fourth quarter of 2017, or 1,026 tpd, slightly higher than the prior year period. Underground mining rates are expected to average about 1,000 tpd in 2018, consistent with the rates achieved in 2017. Underground grades in the fourth quarter were 9.44 g/t Au, higher than the prior year period due to mine sequencing.
During the fourth quarter, 84,559 tonnes or 919 tpd were processed through the mill with grades averaging 8.46 g/t Au, lower than the prior year period. Mill throughput is expected to average 980 tpd in 2018 with mill grades ranging between 8.3 and 8.9 g/t Au. Expected tonnes mined, milled and grades processed for 2018 are all consistent with the Phase I expansion PEA released in 2017.

2017 Management’s Discussion and Analysis

The operation is currently undergoing a mill expansion to 1,100 tpd. The mill expansion is expected to be completed during the second half of 2018. Higher mill throughput will drive strong production growth and lower costs into 2019. This, combined with lower capital spending, will generate significant free cash flow growth in 2019.
Financial Review
For the period of Alamos' ownership of the asset (subsequent to November 23, 2017), the Company sold 11,720 ounces and generated revenues of $14.9 million. Cost of sales were $13.4 million and includes mining and processing costs, royalties, and amortization expense. Cost of sales includes a one-time charge of $5.9 million within amortization expense related to the fair value adjustment of Island Gold. Total cash costs were $401 per ounce and mine-site AISC were $546 per ounce relating to the ounces sold by Alamos, and not indicative of full year results given the short-period of time under ownership.
El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate is an open pit, heap leach mining operation.
El Chanate Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Gold production (ounces)	12,100	16,114	60,400	68,000
Gold sales (ounces)	12,585	16,393	61,182	68,835
Financial Review (in millions)
Operating Revenues	$16.0	$20.2	$76.8	$83.0
Cost of sales (1)	$17.4	$20.7	$77.0	$81.0
(Loss) earnings from operations	($1.4)	($0.5)	($0.2)	$2.0
Cash provided by operating activities	$0.6	$0.2	$4.8	$5.6
Capital expenditures	$0.2	$0.2	$1.4	$0.8
Mine-site free cash flow (2)	$0.4	$—	$3.4	$4.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,383	$1,263	$1,259	$1,177
Total cash costs per ounce of gold sold (2)	$1,311	$1,171	$1,188	$1,052
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,335	$1,190	$1,218	$1,069
Open Pit Operations
Tonnes of ore mined	895,545	1,641,448	4,475,004	6,306,469
Total tonnes mined	4,156,001	8,604,171	22,646,606	31,288,807
Waste-to-ore ratio (operating)	3.64	4.24	4.06	3.96
Average grade of gold (4)	0.48	0.61	0.47	0.60
Crushing and Heap Leach Operations
Total tonnes of ore stacked	988,640	1,699,327	4,536,847	6,320,627
Average grade of gold (4)	0.48	0.61	0.50	0.60
Total contained ounces stacked	15,257	33,327	72,932	121,928
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	10,700	18,500	12,400	17,300
Recovery ratio (ratio of ounces produced to contained ounces stacked)	79%	48%	83%	56%

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
El Chanate produced 12,100 ounces of gold in the fourth quarter compared to 16,114 ounces in the prior year period. Quarterly production decreased in the fourth quarter reflecting lower stacking rates during 2017. For the full year, El Chanate produced 60,400 ounces of gold, achieving the top end of production guidance. Full year production benefited from the recovery of ounces stacked in previous year, resulting in a drawdown of leach pad inventory.

2017 Management’s Discussion and Analysis

El Chanate is expected to continue to produce at lower than historical rates in 2018 as the mine reaches the end of mining activities by mid-year. Given the long leach cycle at El Chanate, the Company expects to benefit from ongoing gold production beyond 2018 through residual leaching of the pad. This is expected to drive higher mine-site free cash flow from the operation in the second half of the year.
In 2017 El Chanate continued with industry leading safety performance achieving milestones of 1,100 days and 4.8 million hours without a Lost Time Injury ("LTI") by year end. The site continues its strong commitment to ensuring all of our employees go home safe every day. The site achieved 5 million hours on February 1, 2018.
Financial Review
For the three months ended December 31, 2017, revenue of $16.0 million was $4.2 million lower than the prior year period, reflecting less ounces sold, partially offset by higher realized gold prices. For 2017, revenue of $76.8 million was $6.2 million lower.
For the fourth quarter, cost of sales were lower than the prior-year period, decreasing by $3.3 million to $17.4 million as a result of lower gold sales and a lower amortization per ounce. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For 2017, cost of sales of $77.0 million were $4.0 million lower than the prior-year period.
Total cash costs of $1,311 per ounce and mine-site all-in sustaining costs of $1,335 per ounce in the fourth quarter increased from the same period of 2016 due to lower grades stacked. For 2017, total cash costs were $1,188 per ounce and mine-site AISC were $1,218 per ounce, also attributable to lower grades stacked.
El Chanate continued to generate positive mine-site free cash flow of $0.4 million in the quarter, and $3.4 million for 2017. Given El Chanate's higher cost structure, the Company has hedged all of its expected 2018 gold production through gold collar contracts, ensuring a minimum gold price of $1,270 and participation up to a price of $1,444 per ounce.
Fourth Quarter 2017 Development Activities

Mulatos District
La Yaqui Phase I
During 2017, the Company spent $12.5 million to complete construction of the first phase of La Yaqui. In early September, the Company announced the completion of construction and commercial production ahead of schedule and within budget. La Yaqui Phase I produced 10,000 ounces in 2017 and is expected to contribute annual production of approximately 25,000 ounces at significantly lower cash costs over an approximate three year mine life.

Cerro Pelon and La Yaqui Grande
The Company invested $7.9 million at Cerro Pelon and La Yaqui Grande in 2017 consisting of $6.9 million of capitalized exploration and $1.0 million focused on early stage engineering and baseline work in support of permitting. The capital budget for Cerro Pelon in 2018 is $8 million which will be spent on engineering, permitting and early stage construction activities. The Cerro Pelon deposit is located approximately three kilometres from the existing Mulatos operation. Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit is expected to be trucked to the existing heap leach circuit for processing. The environmental impact assessment (“MIA”) for Cerro Pelon is expected to be finalized and submitted mid-2018. Following approval, construction and pre-stripping activities are expected to take approximately 18 months with initial production expected in 2020.

La Yaqui Grande’s capital budget for 2018 is $5 million with spending focused on permitting and project engineering. The MIA is expected to be completed and submitted by the end of 2018 with construction and pre-stripping activities commencing in the latter part of 2019 and production in 2021. Similar to La Yaqui Phase I, La Yaqui Grande will be developed as a standalone, open pit, heap leach operation. La Yaqui Grande exploration activities in 2017 were successful in increasing the Mineral Reserves by 28% to 644,000 ounces (14.3 million tonnes grading 1.4 g/t Au).
Lynn Lake
The Company owns 100% of the Lynn Lake development project, in Manitoba, Canada. The Company released a positive Feasibility Study on the project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life (170,000 ounces over its first six years) at average mine-site all-in sustaining costs of $745 per ounce.
The 2018 capital budget for Lynn Lake is $12 million, comprised of $8 million for development activities and $4 million for exploration. Development spending will be focused on baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy federal and provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction. The Company will also be evaluating various opportunities to

2017 Management’s Discussion and Analysis

enhance the project’s economics as outlined in the December 2017 Feasibility Study. This includes incorporating exploration success over the past year and ongoing results with a further $4 million budgeted for exploration in 2018.
During the fourth quarter, $1.4 million was spent at Lynn Lake ($17.3 million for 2017) on development and exploration activities. Spending for the year consisted of completing the Feasibility Study, exploration activities and the purchase and cancellation of a 2.0% net smelter return royalty.
Turkey
The Company has been granted the Environmental Impact Assessment and Forestry Permits for Kirazlı and is awaiting the GSM (Business Opening and Operation) permit, which is granted by the Çanakkale Governorship.
The 2018 capital budget for Kirazlı is $100 million which will be focused on construction and development of the project. Development activities including power line construction, tree clearing and road relocation began in the second half of 2017 and will continue into 2018. The Company has awarded several key contracts which will comprise the majority of the spending in 2018, including civil works and the water reservoir.
Approximately 80% of the 2018 budget is contingent upon receipt of the GSM permit. The remainder of Kirazlı's initial capital will be spent in 2019 with initial gold production expected in the second half of 2019. Kirazlı is expected to produce more than 100,000 ounces of gold in its first full year of production at mine-site AISC of less than $400 per ounce. This is expected to drive company-wide production growth of more than 20% between 2018 and 2020, while significantly lowering the Company’s cost profile.

For the three and twelve months ended December 31, 2017, total development expenditures in Turkey were $6.0 million and $16.5 million respectively.
Other
The Company capitalized $0.2 million related to the Esperanza Project ($1.9 million, year to date) and capitalized $0.4 million to Quartz Mountain during the fourth quarter ($2.2 million, year to date).
Fourth Quarter 2017 Exploration Activities

Mulatos District, Mexico
The Company has a large exploration package covering 28,777 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on prospects throughout the wider district. In 2017, the Company invested $13.6 million in exploration activities within the Mulatos District, of which $6.9 million was capitalized and $6.7 million was expensed. After significant exploration success at La Yaqui Grande, emphasis in 2018 will move to other parts of the district including El Carricito, El Halcon and El Jaspe.
La Yaqui Grande
The Company continued drilling at La Yaqui Grande during the fourth quarter, with a total of 4,587 metres (“m”) of drilling undertaken in 30 holes. Exploration spending at La Yaqui Grande in the fourth quarter of 2017 totaled $0.9 million ($5.7 million year-to-date).
Exploration drilling in 2017 resulted in an increase of Mineral Reserves at La Yaqui Grande by 28% to 644,000 ounces (14.3 million tonnes grading 1.4 g/t Au).
Island Gold, Canada
Surface exploration drilling
Surface exploration drilling continued at Island Gold Mine during the fourth quarter of 2017 with 9,705 m drilled in 11 holes. Seven deep directional holes were completed for a total of 5,645 m of diamond core. This drilling was peripheral to deep inferred resource blocks below the 1,000 m level and comprised both infill holes and 100 meter spaced step-out holes. The area covered by this exploration drilling covers a 950m strike length and a 200m vertical extent.
In 2018, diamond drilling programs will focus on defining new inferred resources.
Underground exploration drilling
During the fourth quarter of 2017, a total of 5,721m of underground exploration diamond drilling was completed. This comprised 1,716 m from the 620 level in and 4,005 m from the 840 level. The objective of this drilling was to identify new resources close to known resource or reserve blocks.
Delineation drilling at Island Gold in 2017 was successful in increasing mineral reserves by 18%, net of mining depletion. In addition, the 2017 exploration drilling resulted in the addition of new mineral resources.

2017 Management’s Discussion and Analysis

Lynn Lake, Canada
Exploration drilling continued at Lynn Lake during the fourth quarter of 2017 with 4,116 m drilled in 13 holes. This was scout drilling to test the structures between the Linkwood and Burnt Timber deposits. Total spending in the fourth quarter was $0.9 million ($3.4 million year-to-date).
A total of $4 million and 10,000 m of drilling is budgeted at the Lynn Lake project for 2018.
Key External Performance Drivers

Gold Price
The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow.  The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the fourth quarter of 2017, the London PM Fix price of gold averaged $1,275 per ounce, lower than the average of $1,278 in the third quarter of 2017. The price of gold ranged from $1,237 to $1,308 per ounce in the fourth quarter of 2017.
For 2018, the Company has hedged 50,100 ounces ensuring an average minimum gold price of $1,270 per ounce and participation up to an average gold price of $1,444 per ounce. Subsequent to year end, the Company hedged a further 53,200 ounces, ensuring an average minimum gold price of $1,295 and participation up to an average gold price of $1,465 per ounce.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the fourth quarter of 2017, the Mexican peso ("MXN") and CAD averaged approximately 18.98 MXN to $1 US dollar and $1.27 CAD to $1 US dollar, respectively, compared to average rates of 19.85 MXN to $1 US dollar and $1.34 CAD to $1 US dollar, respectively, in the fourth quarter of 2016. The Company recorded a $5.1 million foreign exchange loss in the fourth quarter of 2017. The majority of this loss is unrealized and due to the weakening Mexican peso and Canadian dollar in the quarter on the Company's Mexican peso and Canadian dollar denominated net monetary assets.
During the year, the movement of the CAD and MXN rates generated a foreign exchange gain of $22.5 million, resulting from the revaluation of monetary tax and deferred tax balances. This gain is recorded in deferred tax recovery.
The Company actively manages its currency exposure through a hedging program, which resulted in realized foreign exchange gains of $0.9 million in the quarter and $3.5 million for the year. The realized gains were applied to the costs at the mines, which benefited total cash cost per ounce sold at Young-Davidson by $9, Mulatos by $5, and El Chanate by $7 for the year.

2017 Management’s Discussion and Analysis

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016	2015
Gold production (ounces) (1)	120,300	105,676	429,400	392,000	380,000
Gold sales (ounces)	126,786	107,505	430,115	389,151	382,772
Operating Revenues	$161.7	$132.2	$542.8	$482.2	$355.1
Cost of sales(2)	$136.6	$121.6	$456.8	$429.3	$384.0
Earnings from operations	$17.1	$3.5	$56.0	$21.3	($492.6)
Net (loss) earnings	($4.7)	($20.6)	$26.6	($17.9)	($508.9)
(Loss) earnings per share, basic	($0.01)	($0.08)	$0.09	($0.07)	($2.62)
Total assets			$3,313.8	$2,492.2	$2,462.2
Total non-current liabilities			525.9	633.2	638.1
Cash flow from operations	$48.6	$38.3	$163.5	$135.7	$60.0
Dividends per share, declared	0.01	0.01	0.02	0.02	0.05
Average realized gold price per ounce	$1,275	$1,230	$1,262	$1,239	$1,148
Cost of sales per ounce of gold sold, including amortization (2)	$1,077	$1,131	$1,062	$1,103	$1,241
Total cash costs per ounce of gold sold (3)	$753	$842	$770	$797	$766
All-in sustaining costs per ounce of gold sold (3)	$902	$1,033	$933	$1,010	$1,091

(1)
Gold production from Island Gold have been included in this table for periods subsequent to November 23, 2017 only. Gold production from Island Gold for the three and twelve months ended December 31, 2017 was 22,100 ounces (2016 - 24,086) and 98,600 ounces (2016 - 83,323, 2015 - 55,040), respectively.

(2)	Cost of sales includes mining and processing costs, royalties and amortization

(3)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

Review of Fourth Quarter Financial Results

Operating Revenue
During the fourth quarter of 2017, the Company sold 126,786 ounces of gold for total proceeds of $161.7 million, a 22% increase compared to the prior year period. This reflected higher ounces sold (a $24.6 million benefit), and a higher realized price of $1,275 per ounce compared to $1,230 per ounce in the prior year period (a $4.8 million benefit). Sales at Young-Davidson were 28% higher in the quarter as a result of higher production generated by stronger underground mining rates. Island Gold contributed an additional 11,720 ounces of gold sold from November 23, 2017 onward, which generated $14.9 million in revenue. The Company's realized gold price in the fourth quarter was in line with the average London PM fix of $1,275 per ounce.
Cost of Sales
For the fourth quarter of 2017, cost of sales were $136.6 million, compared to $121.6 million in the prior-year period.
Mining and Processing
Mining and processing costs were $90.6 million compared to $86.9 million in the prior-year period. The increased costs were mainly the result of the inclusion of Island Gold, which added $4.1 million of mining and processing costs in the period.
Consolidated total cash costs for the quarter were $753 per ounce, compared to $842 in the prior year period. The decrease in total cash costs is attributable to higher grades mined at Young-Davidson and Mulatos, as well as the inclusion of lower cost ounces from Island Gold.
In the fourth quarter, AISC per ounce decreased to $902 from $1,033 in the prior year period. This was primarily driven by lower mining and processing costs and lower sustaining capital expenditures.
Royalties
Royalty expense was higher in the fourth quarter at $4.9 million, compared to $3.6 million in the prior year period, primarily due to inclusion of Island Gold in the quarter, and higher ounces sold at Young-Davidson.
Amortization
Amortization of $41.1 million in the quarter was higher than the prior year period expense of $31.1 million. Amortization was $324 per ounce, up from $289 per ounce in the prior year period. This reflected lower amortization at Mulatos and El Chanate, more than

2017 Management’s Discussion and Analysis

offset by the inclusion of Island Gold which has a higher depreciation per ounce reflecting the acquisition price of the asset. Amortization at Island Gold also included a one-time charge of $5.9 million related to a fair value adjustment of inventory.
Earnings from Operations
The Company recognized earnings from operations of $17.1 million in the quarter, compared to $3.5 million in the same period of 2016, driven by higher production and gold sales and stronger operating margins at Young-Davidson and Mulatos.
Net loss
The Company reported a net loss of $4.7 million in the quarter, compared to a net loss of $20.6 million in the same period of 2016. The loss in the quarter was primarily attributable to transaction costs of $3.8 million, an expense related to the valuation of the replacement options of $1.3 million, and a one-time charge of $5.9 million ($4.1 million, after tax) related to fair value adjustment of inventory, all related to the Richmont acquisition. Included in net loss is $5.1 million of foreign exchange related losses as a result of the weakening Canadian dollar and Mexican Peso in the quarter, recorded in foreign exchange loss.
Review of 2017 Financial Results

Operating Revenue
For the year ended 2017, the Company sold 430,115 ounces of gold for proceeds of $542.8 million, a 13% increase compared to the prior year period. This reflected higher ounces sold (a $51.7 million benefit), and a higher average realized price of $1,262 per ounce compared to $1,239 per ounce in the prior year period (a $8.9 million benefit). The Company's realized gold price during the year was $5 above the average London PM fix of $1,257 per ounce, contributing an additional $2.0 million of operating cash flow.
Cost of Sales
For the year ended 2017, cost of sales was $456.8 million, compared to $429.3 million in 2016.
Mining and Processing
Mining and processing costs increased to $315.6 million in the year from $297.0 million in 2016. The increase reflects higher gross operating costs at all mine sites as a result of higher production and sales volumes.
Consolidated total cash costs for the year were $770 per ounce, a 3% improvement compared to the prior year period. This decrease is attributable to higher grades mined during the year at Young-Davidson and Mulatos, partially offset by the strengthening of the Company's operating currencies against the USD, and higher costs at El Chanate.
For the full year, AISC per ounce decreased substantially to $933 from $1,010 in the prior year period. This reduction was attributable to reduced sustaining capital levels and a lower mark-to-market charge related to share-based compensation as the Company's share price increased significantly in the prior year resulting in higher share based compensation charges. In addition, AISC at Island Gold for the period from November 23, 2017 to December 31, 2017 were significantly lower at $546 per ounce.
Royalties
Royalty expense was $15.6 million, compared to $13.3 million in the prior year period, as a result of both higher gold sales at Young-Davidson and higher realized gold prices.
Amortization
Amortization of $125.6 million during the year was higher than the prior year expense of $119.0 million. Amortization was $292 per ounce, down from $306 per ounce in 2016, reflecting lower amortization attributable to Mulatos and El Chanate.
Earnings from Operations
The Company recognized earnings from operations of $56.0 million during the year, compared to $21.3 million in 2016, driven by a higher gold prices and number of ounces sold, stronger operating margins, and lower share-based compensation, partially offset by higher exploration expenditures.
Net earnings
The Company reported net earnings of $26.6 million in 2017, compared to a net loss of $17.9 million in 2016. Net earnings for the year reflects stronger earnings from operations, and a deferred tax recovery resulting primarily from foreign exchange movements. This was partially offset by a charge of $29.1 million incurred on redemption of the senior secured notes ($21.8 million after tax). In addition, earnings were impacted by transaction costs of $3.8 million, an expense related to the valuation of the replacement

2017 Management’s Discussion and Analysis

options of $1.3 million, and one-time charge of $5.9 million ($4.1 million, after tax) related to the fair value adjustment of inventory, all related to the Richmont acquisition.
Consolidated Expenses and Other

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Exploration expense	($2.3)	($1.6)	($8.3)	($5.1)
Corporate and administrative expense	(4.6)	(4.6)	(15.5)	(16.3)
Share-based compensation expense	(1.1)	(0.9)	(6.2)	(10.2)
Finance expense	(1.4)	(6.4)	(9.1)	(24.0)
Foreign exchange gain (loss)	(5.1)	(7.8)	5.0	(12.5)
Other (loss) gains	(5.0)	2.5	(0.6)	7.6
Loss on redemption of senior secured notes	—	—	(29.1)	—
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expenses incurred in the fourth quarter of 2017 mainly relate to drilling at Mulatos, as well as corporate exploration support. Exploration at Island Gold, Lynn Lake and near-mine exploration at Mulatos was capitalized in the year.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate office located in Canada. Corporate and administrative costs remained consistent with the prior year period and in line with guidance.
Share-based compensation
Share-based compensation expense for the quarter was $1.1 million, compared to $0.9 million in the prior year period. The cost was consistent with the prior year period as there was minimal impact on the mark-to-market revaluation of long-term incentive grants given no significant movement in the share price during the quarter. For the year ended December 31, 2017, share-based compensation was $6.2 million, compared to $10.2 million in the prior year period. This decrease resulted from lower mark-to-market revaluation charges in the current year.
Finance expense
Finance expense was significantly lower in the period, as the Company retired the senior secured notes on April 3, 2017. This resulted in the Company saving $6.1 million in gross interest expense per quarter subsequent to retirement of the notes.
Foreign exchange gain
During the quarter, a foreign exchange loss of $5.1 million was recorded. This was due to the weakening of both the Canadian dollar and Mexican peso in the quarter. The Canadian dollar weakened by 1% and the peso by 8% in the quarter.
The Company has elected to adopt hedge accounting for its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. For the year ended December 31, 2017, mark-to-market gains of $11.2 million were recorded within other comprehensive income.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other loss
During the fourth quarter, the Company recorded a loss of $5.0 million compared to gains of $2.5 million in the prior year period. As part of the acquisition of Richmont, the Company expensed $3.8 million of transaction costs and revalued the replacement options to Richmont employees per IFRS 3, Business Combinations, resulting in a one-time expense of $1.3 million. The majority of the prior year period gain was due to the fair value adjustment on the prepayment option on the senior notes.

2017 Management’s Discussion and Analysis

Loss on redemption of senior secured notes
On April 3, 2017, the Company redeemed the senior secured notes at 103.875% of face value for $327.2 million, plus accrued interest to the date of redemption of $12.2 million. The senior secured notes had a carrying value of $298.1 million; as a result, the Company recorded a loss on redemption of $29.1 million, with a corresponding deferred tax recovery of $7.3 million.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
In the fourth quarter of 2017, the Company recognized a current tax expense of $4.3 million and a deferred tax expense of $6.0 million.  During the year ended December 31, 2017 the Company recognized a current tax expense of $11.9 million and a deferred tax recovery of $16.3 million, compared to a current tax expense of $3.8 million and a deferred tax expense of $6.5 million in the same period of 2016. Current income tax expense in 2017 was primarily related to income tax and mining taxes in Mexico. The deferred tax recovery was primarily due to changes to foreign exchange rates during the periods, as well as the tax impact on the retirement of the senior secured notes.
The Company's Mulatos and El Chanate mines in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively.  The legal entity financial statements for Mulatos, El Chanate, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar reporting financial statements. The total foreign exchange impact recorded within deferred taxes in the year was a $22.5 million recovery (2016 - $5.1 million).  The impact of the monetary tax balances translated created a deferred tax expense of $1.3 million in 2017 (2016 - $3.7 million).  In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso and Canadian denominated deferred tax balances are translated to its US dollar reporting currency.  In 2017 this resulted in a deferred tax recovery of $23.8 million (2016 - $8.8 million).
The redemption of the Company's senior secured notes during the second quarter created a capital loss valued at approximately $56.6 million. Capital losses in Canada can only be used against capital gains. The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary differences can be deducted. This capital loss was not recognized in the calculation of the deferred tax asset in 2017 as the Company does not currently have any anticipated unrealized capital gains to be applied against the capital loss generated, with the exception of gains on equity securities.

2017 Management’s Discussion and Analysis

Financial Condition

	December 31, 2017	December 31, 2016
Current assets	$446.7	$454.5
Current assets remained consistent compared to the prior year, however, cash decreased primarily due to the redemption of the senior secured notes, as the Company used a portion of existing cash to repay the outstanding notes. The Company paid $327.2 million, plus accrued interest of $12.2 million. This was offset by the $239.1 million net cash proceeds of the equity financing, and positive operating cash flow generated during the year. After the close of the Richmont Mines transaction in November 2017, the Company added $80.4 million of current assets, including $46.2 million in cash.

Long-term assets	2,867.1	2,037.7
Long-term assets increased primarily due to acquisition of Richmont Mines. The acquired value of the mineral property was $774.3 million. As well, long-term assets increased due to capital expenditures at the Company's operating and development assets, offset by amortization charges.

Total assets	$3,313.8	$2,492.2
Current liabilities	$106.7	$99.6	Current liabilities have increased due to higher taxes payable and timing of trade payables and accruals.
Long-term financial liabilities	3.3	301.3	Long-term financial liabilities decreased as the Company retired the senior secured notes in the second quarter.
Other long-term liabilities	522.6	331.9
Other long-term financial liabilities increased from December 31, 2016, primarily due to the acquisition of Richmont Mines, which increased the deferred tax liability by $201.5 million, as well as movements in foreign exchanges rates and the impact of these changes on the deferred tax liability balances.

Total liabilities	$632.6	$732.8
Shareholders’ equity	$2,681.2	$1,759.4	Shareholders' equity increased primarily due to the issuance of shares related to the equity financing completed in February, and the acquisition of Richmont Mines in November.
Total liabilities and equity	$3,313.8	$2,492.2
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at December 31, 2017, the Company had cash and cash equivalents of $200.8 million and $35.8 million in equity securities compared to $252.2 million and $14.1 million respectively, at December 31, 2016. In addition, with the amendment to its credit facility in the third quarter of 2017, the Company has access to an additional $400.0 million in liquidity. In the opinion of management, the Company's liquidity position of $636.6 million at December 31, 2017 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
The senior secured notes of $315.0 million outstanding at December 31, 2016 were repurchased on April 3, 2017 for $327.2 million, which was the first available prepayment date, and will save the Company $24.4 million of annual interest payments until 2020.

2017 Management’s Discussion and Analysis

Cash Flow

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Cash flow provided by operating activities	$48.6	$38.3	$163.5	$135.7
Cash flow provided by (used in) investing activities	7.0	(39.4)	(119.4)	(151.5)
Cash flow used in by financing activities	(3.8)	(18.7)	(97.6)	(12.8)
Effect of foreign exchange rates on cash	—	(1.9)	2.1	(2.1)
Net increase (decrease) in cash	51.8	(21.7)	(51.4)	(30.7)
Cash and cash equivalents, beginning of period	149.0	273.9	252.2	282.9
Cash and cash equivalents, end of period	$200.8	$252.2	$200.8	$252.2
Cash flow provided by operating activities
In the fourth quarter of 2017, operating activities generated cash flow of $48.6 million compared to $38.3 million in the same period of 2016. Cash flow provided by operations before working capital and taxes paid was $52.7 million in the fourth quarter, compared to $34.0 million in the prior year period. The increase was due to higher ounces sold at Young-Davidson, the inclusion of Island Gold sales for one month and higher average realized gold prices, offset by the strengthening of the Canadian dollar and Mexican Peso compared to the prior year period. For the full year, operating activities generated $163.5 million compared to $135.7 million in the prior year period, as a result of higher ounces sold and stronger margins on ounces sold.
Cash flow used in investing activities
For the fourth quarter of 2017, capital expenditures were $39.2 million compared to $37.5 million in 2016. The Company completed the acquisition of Richmont Mines in the quarter, whereby the Company acquired $46.2 million of cash and cash equivalents upon close of the transaction.
For the full year, the Company invested $162.5 million on mineral property, plant and equipment compared to $146.5 million in the prior year. Included in the current year amount is $12.5 million incurred on construction of La Yaqui Phase I and the purchase of a royalty on the Lynn Lake gold project of $6.7 million.
Cash flow provided by financing activities
In the fourth quarter of 2017, the Company paid dividends of $3.0 million or $0.01 per share. For the year ended, the Company used $97.6 million from financing activities, consisting of the repayment of the notes for $327.2 million, or 103.875% of face value, to redeem the senior secured notes as well as $12.2 million of accrued interest to the redemption date, offset by $239.1 million received from the equity financing net of transaction costs.
Senior Secured Notes
On April 3, 2017, the Company redeemed and retired the senior secured notes. The carrying value of the notes at the redemption date was $298.1 million, as a result the company recorded a loss on redemption of $29.1 million and a deferred tax recovery of $7.3 million. Repayment of the notes will save the Company $24.4 million of annual interest payments until 2020.
Credit Facility
On September 21, 2017, the Company amended and increased its existing undrawn revolving credit facility (the "Facility") from $150.0 million to $400.0 million. The maturity date of the Facility has been extended to September 20, 2021. The amended Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at December 31, 2017, the Company is in compliance with the covenants and the Facility is fully undrawn.

During the year ended, the Company incurred costs of $2.1 million to amend the Facility. These costs will be amortized into net earnings over the term of the Facility.

2017 Management’s Discussion and Analysis

Contractual Obligations	Less than 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total
Operating and financing leases	5.4	5.6	2.0	2.9	15.9
Accounts payable and accrued liabilities	96.8	—	—	—	96.8
Decommissioning liability	—	—	—	54.8	54.8
Contract mining	47.9	72.0	47.8	38.9	206.6
Flow-through share obligation	0.7	—	—	—	0.7
Capital commitments	21.8	—	—	—	21.8
	$172.6	$77.6	$49.8	$96.6	$396.6
Contractual obligations exist with respect to royalties; however gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price. Based on the current gold price and rates of production, royalty expense is expected to be approximately $5.0 million per quarter for 2018. Obligations related to contract mining are based on current mine plans, and are subject to change.
Outstanding Share Data

(in 000’s)	February 21, 2018
Common shares	389,372,607
Stock options	9,315,627
Warrants	12,386,037
Deferred share units	480,605
Performance share units	599,706
Restricted share units	1,500,934
413,655,516
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s consolidated financial statements for the year ended December 31, 2017.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at December 31, 2017, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,270 per ounce and a maximum average realized gold price of $1,444 per ounce, regardless of the movement in gold prices during 2017.
The following gold collar contracts are outstanding as of December 31, 2017:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
2018	50,100	$1,270	$1,444
The fair value of these contracts was an asset of $0.5 million at December 31, 2017 (December 31, 2016 - asset of $3.3 million). The options mature through 2018.

2017 Management’s Discussion and Analysis

Subsequent to year end, the Company hedged a further 53,200 ounces, ensuring an average minimum gold price of $1,295 and participation up to an average gold price of $1,465 per ounce.
For the year ended December 31, 2017, the Company realized a loss of $0.6 million related to the settlement of option contracts (for the year ended December 31, 2016 - realized losses of $1.2 million). Total unrealized losses for the year ended December 31, 2017 was $2.6 million (for the year ended December 31, 2016 - unrealized gain of $3.3 million). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at December 31, 2017, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2018	Collars and forwards	174.0	1.31	1.36
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2018	Collars and forwards	1,560.0	18.72	20.71
The fair value of these contracts was an asset of $5.0 million at December 31, 2017 (December 31, 2016 - liability of $3.3 million). For the year ended December 31, 2017, the Company realized gains of $4.3 million on the foreign currency contracts (for the year ended December 31, 2016 - realized losses of $1.6 million). Of these gains only $3.5 million were eligible to be recognized in accumulated other comprehensive income under hedge accounting for the year ended December 31, 2017 (for the year ended December 31, 2016 - $nil).

Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, and average realized prices)
	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Gold ounces produced	120,300	107,000	105,900	96,200	105,676	99,228	92,464	94,632
Gold ounces sold	126,786	100,551	104,023	98,755	107,505	94,791	95,866	90,989
Operating Revenues	$161.7	$128.8	$131.3	$121.0	$132.2	$125.6	$120.1	$104.3
Earnings (loss) from operations	$17.1	$20.9	$15.8	$2.2	$3.5	$17.2	$2.9	($2.3)
Net (loss) earnings	($4.7)	$28.8	$2.4	$0.1	($20.6)	$4.8	($11.8)	$9.7
(Loss) earnings per share, basic(2)	($0.01)	$0.10	$0.01	$0.00	($0.08)	$0.02	($0.04)	$0.04
Earnings (loss) before interest, taxes, depreciation and amortization (1)	$48.1	$51.4	$50.6	$35.9	$29.3	$51.1	$29.1	$25.9
Cash provided by operating activities	$48.6	$43.4	$51.4	$20.1	$38.3	$36.7	$36.9	$23.8
Average realized gold price	$1,275	$1,281	$1,262	$1,225	$1,230	$1,325	$1,253	$1,146

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Operating revenues have trended up since Q1 2016 as a result of higher production and a strengthening gold price. Gold production and earnings from operations have improved since Q1 2016 as a result of a higher gold price and lower operating costs, resulting in higher margins on ounces produced.

2017 Management’s Discussion and Analysis

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash flow from operating activities before changes in working capital and taxes received;

•	total mine-site free cash flow

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Cash flow from operating activities	$48.6	$38.3	$163.5	$135.7
Add back: Changes in working capital and cash taxes	4.1	(4.3)	19.8	12.3
Cash flow from operating activities before changes in working capital and cash taxes	$52.7	$34.0	$183.3	$148.0
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2017 Management’s Discussion and Analysis

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$48.6	$38.3	$163.5	$135.7
Less: operating cash flow used by non-mine site activity	(19.5)	(7.5)	(31.9)	(28.0)
Cash flow from operating mine-sites	$68.1	$45.8	$195.4	$163.7

Mineral property, plant and equipment expenditure	$39.2	$37.5	$162.5	$146.5
Less: capital expenditures from development projects, and corporate	(8.2)	(5.2)	(44.6)	(18.2)
Capital expenditure from mine-sites	$31.0	$32.3	$117.9	$128.3

Total mine-site free cash flow	$37.1	$13.5	$77.5	$35.4

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$33.4	$26.0	$114.5	$98.4
Mineral property, plant and equipment expenditure	(17.0)	(22.6)	(80.3)	(94.6)
Mine-site free cash flow	$16.4	$3.4	$34.2	$3.8

Mulatos Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$22.3	$19.6	$64.3	$59.7
Mineral property, plant and equipment expenditure	(9.0)	(9.5)	(43.9)	(32.9)
Less: La Yaqui Phase I construction cost	—	—	12.5	—
Mulatos mineral property, plant and equipment expenditure	($9.0)	($9.5)	($31.4)	($32.9)
Mine-site free cash flow[1]	$13.3	$10.1	$32.9	$26.8
1. Excludes construction capital at La Yaqui Phase I.

Island Gold Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$11.8	—	$11.8	—
Mineral property, plant and equipment expenditure	(4.8)	—	(4.8)	—
Mine-site free cash flow	$7.0	$—	$7.0	$—

2017 Management’s Discussion and Analysis

El Chanate Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$0.6	$0.2	$4.8	$5.6
Mineral property, plant and equipment expenditure	(0.2)	(0.2)	(1.4)	(0.8)
Mine-site free cash flow	$0.4	$—	$3.4	$4.8
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

2017 Management’s Discussion and Analysis

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016	2015
(in millions, except ounces and per ounce figures)
Mining and processing	$90.6	$86.9	$315.6	$297.0	$259.2
Royalties	4.9	3.6	15.6	13.3	7.3
Inventory and other adjustments	—	—	—	—	(29.4)
Total cash costs	$95.5	$90.5	$331.2	$310.3	$237.1
Gold ounces sold	126,786	107,505	430,115	389,151	309,468
Total cash costs per ounce	$753	$842	$770	$797	$766

Total cash costs	$95.5	$90.5	$331.2	$310.3	$237.1
Corporate and administrative(1)	4.6	4.6	15.5	16.3	17.6
Sustaining capital expenditures(2)	11.5	12.3	42.7	49.2	68.2
Share-based compensation	1.1	0.9	6.2	10.2	5.1
Sustaining exploration	1.0	1.6	3.9	3.5	3.4
Accretion of decommissioning liabilities	0.7	0.5	2.7	2.1	1.3
Realized gains on FX options	—	0.6	(0.8)	1.6	5.0
Total all-in sustaining costs	$114.4	$111.0	$401.4	$393.2	$337.7
Gold ounces sold	126,786	107,505	430,115	389,151	309,468
All-in sustaining costs per ounce	$902	$1,033	$933	$1,010	$1,091

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016	2015
Capital expenditures per cash flow statement	$39.2	$37.5	$162.5	$146.5	$163.1
Less: non-sustaining capital expenditures at:
Young-Davidson	(8.3)	(12.1)	(46.2)	(54.6)	(61.1)
Mulatos	(8.1)	(7.9)	(38.4)	(24.5)	(9.9)
Island Gold	(3.1)	—	(3.1)	—	—
El Chanate	—	—	—	—	(0.9)
Corporate and other	(8.2)	(5.2)	(32.1)	(18.2)	(23.0)
	$11.5	$12.3	$42.7	$49.2	$68.2

2017 Management’s Discussion and Analysis

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$35.1	$26.5	$125.9	$107.4
Royalties	1.1	0.8	4.4	3.7
Total cash costs	$36.2	$27.3	$130.3	$111.1
Gold ounces sold	52,475	40,934	197,937	168,979
Total cash costs per ounce	$690	$667	$658	$657

Total cash costs	$36.2	$27.3	$130.3	$111.1
Sustaining capital expenditures	8.7	10.5	34.1	40.0
Exploration	0.1	0.1	0.4	0.3
Accretion of decommissioning liabilities	0.1	—	0.2	0.1
Total all-in sustaining costs	$45.1	$37.9	$165.0	$151.5
Gold ounces sold	52,475	40,934	197,937	168,979
Mine-site all-in sustaining costs per ounce	$859	$926	$834	$897

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$34.9	$41.2	$112.9	$117.2
Royalties	3.2	2.8	10.6	9.6
Total cash costs	$38.1	$44.0	$123.5	$126.8
Gold ounces sold	50,006	50,178	159,276	151,337
Total cash costs per ounce	$762	$877	$775	$838

Total cash costs	$38.1	$44.0	$123.5	$126.8
Sustaining capital expenditures	0.9	1.6	5.5	8.4
Exploration	0.4	0.7	1.9	1.9
Accretion of decommissioning liabilities	0.5	0.4	2.1	1.6
Total all-in sustaining costs	$39.9	$46.7	$133.0	$138.7
Gold ounces sold	50,006	50,178	159,276	151,337
Mine-site all-in sustaining costs per ounce	$798	$931	$835	$916

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$4.1	$—	$4.1	$—
Royalties	0.6	—	0.6	—
Total cash costs	$4.7	$—	$4.7	$—
Gold ounces sold	11,720	—	11,720	—
Total cash costs per ounce	$401	$—	$401	$—

Total cash costs	$4.7	—	$4.7	—
Sustaining capital expenditures	1.7	—	1.7	—
Exploration	—	—	—	—
Total all-in sustaining costs	$6.4	$—	$6.4	$—
Gold ounces sold	11,720	—	11,720	—
Mine-site all-in sustaining costs per ounce	$546	$—	$546	$—

2017 Management’s Discussion and Analysis

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$16.5	$19.2	$72.7	$72.4
Total cash costs	$16.5	$19.2	$72.7	$72.4
Gold ounces sold	12,585	16,393	61,182	68,835
Total cash costs per ounce	$1,311	$1,171	$1,188	$1,052

Total cash costs	$16.5	$19.2	$72.7	$72.4
Sustaining capital expenditures	0.2	0.2	1.4	0.8
Accretion of decommissioning liabilities	0.1	0.1	0.4	0.4
Total all-in sustaining costs	$16.8	$19.5	$74.5	$73.6
Gold ounces sold	12,585	16,393	61,182	68,835
Mine-site all-in sustaining costs per ounce	$1,335	$1,190	$1,218	$1,069
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2017	2016	2017	2016
Net earnings	($4.7)	($20.6)	$26.6	($17.9)
Add back:
Finance expense	1.4	6.4	9.1	24.0
Amortization	41.1	31.1	125.6	119.0
Loss on redemption of senior secured notes	—	—	29.1	—
Deferred income tax expense (recovery)	6.0	11.5	(16.3)	6.5
Current income tax expense	4.3	0.9	11.9	3.8
EBITDA	$48.1	$29.3	$186.0	$135.4
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

2017 Management’s Discussion and Analysis

Accounting Estimates, Policies and Changes

Many of the amounts included in the Consolidated Statements of Financial Position require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.
Critical accounting estimates
The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

•
The Company accounts for its ore stockpiles and in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching from heap leach operations, milling and gold recovery process. The Company estimates the expected ultimate recovery based on laboratory tests and ongoing analysis of leach pad kinetics in order to estimate the recoverable metals at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. The Company estimates concentrate production based on assays and moisture samples taken and tested in laboratories, as well as weights using a calibrated scale. Final weights and assays are taken on settlement with the buyer, which are reconciled to production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

•
The Company values inventory at the lower of cost and net realizable value. The calculation of net realizable value relies on forecasted gold prices, estimated grades of ore on stockpiles, concentrate and heap leach pads, forecasted exchange rates, and estimated costs to complete the processing of ore inventory.

•
The Company makes estimates of the quantities of proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Reserve estimates are used in the calculation of depletion expense and to calculate the recoverable amount of a CGU, and to forecast the life of the mine.

•
The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of reserves and may result in reserves and resources being revised. In addition, these estimates are used to calculate the recoverable amount of a CGU for the purpose of impairment testing.

•
The Company amortizes its property, plant and equipment, net of residual value, over the estimated useful life of each asset, not to exceed the life of the mine at which the asset is utilized. The Company uses estimated proven and probable mineral reserves, and an estimate of mineral resources as the basis for amortizing certain mineral property, plant and equipment. The physical life of these assets, and related components, may differ from the Company’s estimate, which would impact amortization and depletion expense.

•
The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset and investment tax credits will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.

•
The Company makes estimates of the timing and amount of expenditures required to settle the Company’s decommissioning liabilities. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a decommissioning liability is inherently more subjective.

Critical accounting judgements
The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

2017 Management’s Discussion and Analysis

•
The Company makes judgements about whether or not indicators of impairment, or indicators of a reversal of impairment, exist at each reporting period. This determination impacts whether or not a detailed impairment assessment is performed at the reporting date. These judgements did not impact cash generating units at December 31, 2017, or for December 31, 2016.

Accounting Policies and Changes
The Company adopted the following amendments to accounting standards, effective January 1, 2017:
The Company adopted the following amendments to accounting standards, effective January 1, 2017:
The Company adopted IFRS 9 (2014), Financial Instruments (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 provides a new model for the classification and measurement of financial assets. The Company has fully incorporated the standard into its accounting policy, and has included the impact of the adoption in note 2(r).
The Company adopted amendments to IAS 12, Income Taxes. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The amendments had no impact on the consolidated financial statements.
Future accounting standard changes, not effective as of December 31, 2017:

Effective
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
IFRIC 22, Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), outlines a single comprehensive model with guidance for entities to use in accounting for revenue arising from contracts with its customers. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Company will adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company has evaluated the potential impact of applying IFRS 15, and has concluded that the adoption of the standard will not have a material impact on the consolidated financial statements.
IFRS 16, Leases, specifies the methodology to recognize, measure, present and disclose leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company is currently compiling a list and reviewing contracts that may be impacted, with particular focus on the contract mining at Mulatos
IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration, clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Interpretation is applicable for annual periods beginning on or after January 1, 2018. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2018. The Company has evaluated the potential impact of applying IFRIC 22, and has concluded that the adoption of the standard will not have a material impact on the consolidated financial statements.
IFRIC 23, Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The extent of the impact of adoption of the Interpretation has not yet been determined.
Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s

2017 Management’s Discussion and Analysis

internal control over financial reporting as of December 31, 2017. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation performed, management determined internal control over financial reporting was effective as at December 31, 2017. In making this evaluation, management limited the scope of its evaluation to exclude the business acquired as a result of the acquisition of Richmont Mines Inc. on November 23, 2017 (refer to Scope of Evaluation - Acquisition of Richmont Mines Inc., below).
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of the Company’s internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2017 and have concluded that these disclosure controls and procedures were appropriately designed and operating effectively as at December 31, 2017. In making this evaluation, management limited the scope of its evaluation to exclude the business acquired as a result of the acquisition of Richmont Mines Inc. on November 23, 2017 (refer to Scope of Evaluation - Acquisition of Richmont Mines Inc., below).

Scope of Evaluation - Acquisition of Richmont Mines Inc.

Effective November 23, 2017, the Company acquired 100% of the outstanding common shares of Richmont Mines Inc. The results of Richmont’s operations have been included in the consolidated financial statements since the date of acquisition. Management has excluded the Richmont operations from the Company’s annual assessment of disclosure controls and procedures and internal control over financial reporting. A summary of the financial information for Richmont, expressed in millions of dollars, which was included in the consolidated financial statements of the Company at December 31, 2017 and for the year then ended is as follows:

•	Revenue, $14.9 million;

•	Earnings from operations, $1.5 million;

•	Total assets, $849.6 million;

•	Total liabilities, $222.5 million;

Risk Factors and Uncertainties

Risk Factors
The following is a discussion of risk factors relevant to the Company’s operations and future financial performance. Additional risks not currently known by the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.
The financing, exploration, development and mining of any of the Company’s properties is subject to a number of risk factors, including, among other things, the price of gold, laws and regulations, political conditions, currency fluctuations, and the ability to hire qualified people and to obtain necessary services in jurisdictions where the Company operates. Before deciding to invest in securities of the Company, investors should consider carefully such risks and uncertainties.
Commodity and Currency Risk
In recent years financial conditions have been characterized by volatility, which in turn has resulted in volatility in commodity prices and foreign exchange rates, tightening of the credit market, increased counterparty risk, and volatility in the prices of publicly traded entities. The volatility in commodity prices and foreign exchange rates directly impacts the Company’s revenues, earnings and cash flow.

2017 Management’s Discussion and Analysis

The volatility of the price of gold and the price of other metals could have a negative impact on the Company’s future operations.
The value of the Company’s mineral resources and future operating profit and loss is significantly impacted by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company’s common shares. The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world.
In addition to adversely affecting the Company’s reserve and resource estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project, and the Company may determine that it is not feasible to continue commercial production at some or all of its current projects. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the results of operations and financial condition.
From time to time the Company may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in commodity prices, but there is no assurance that any such commodity-hedging transactions designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Furthermore, although hedging may protect the Company from a decline in the price of the metal being hedged, it may also prevent it from benefiting from price increases.
The Company is subject to currency fluctuations that may adversely affect the financial position of the Company.
The Company is subject to currency risks. The Company’s functional currency is the U.S. dollar, which is exposed to fluctuations against other currencies. The Company’s mining operations are located in Canada and Mexico, with additional development stage assets in Canada, the United States, Mexico and Turkey, and as such many of its expenditures and obligations are denominated in Canadian dollars, Mexican pesos, Turkish lira and Euros. The Company maintains its principal office in Toronto (Canada), maintains cash accounts in U.S. dollars, Mexican pesos, Turkish lira and Canadian dollars and has monetary assets and liabilities in U.S. dollars and Canadian dollars, Mexican pesos and Turkish lira.
The Company’s operating results and cash flow are significantly affected by changes in the U.S./Canadian dollar and U.S./Mexican peso exchange rates. Revenues are denominated in U.S. dollars, while most expenses are currently denominated in Canadian dollars and Mexican pesos. Exchange rate movements can therefore have a significant impact on most of the Company’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the costs of production at Alamos’ mines, making these mines less profitable.
From time to time the Company may engage in foreign exchange hedging transactions intended to reduce the risk associated with fluctuations in foreign exchange rates, but there is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations in exchange rates will be successful and as such, operating costs and capital expenditures may be adversely impacted.
Financial, Finance and Tax Risks
The Company’s activities expose it to a variety of financial risks including interest rate risk, credit risk and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company may use derivative financial instruments to hedge certain risk exposures. The Company does not purchase derivative financial instruments for speculative investment purposes.
The Company’s revolving credit facility contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit its ability to engage in acts that may be in the Company’s long-term best interest.
The Company’s failure to comply with covenants in its revolving credit facility could result in an event of default which, if not cured or waived, could result in the acceleration of such debt. The restrictions include, without limitation, restrictions on its ability to:

•	Incur additional indebtedness;

•	Pay dividends or make other distributions or repurchase or redeem its capital stock;

•	Prepay, redeem or repurchase certain debt;

•	Make loans and investments;

•	Sell, transfer or otherwise dispose of assets;

•	Incur or permit to exist certain liens;

•	Enter into transactions with affiliates;

•	Enter into agreements restricting its subsidiaries’ ability to pay dividends; and

•	Consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.

2017 Management’s Discussion and Analysis

Liquidity Risk
Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable and it is not currently known whether the Company will require external financing in future periods.
In order to finance future operations, the Company may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares.
The Company cannot predict the potential need or size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that this would have on the market price of the Company’s common shares. Any transaction involving the issuance of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective security holders.
The Company is subject to taxation in multiple jurisdictions and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on its profitability.
The Company has operations and conducts business in multiple jurisdictions and it is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to change. The Company may also be subject to review, audit and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable or require payment of taxes due from previous years, which could adversely affect the Company’s profitability. Taxes may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.
The Company may not be able to obtain the external financing necessary to continue its exploration and development activities on its mineral properties.
The ability of the Company to continue the exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and potentially raise significant additional financing thereafter. The sources of external financing that the Company may use for these purposes may include project debt, corporate debt or equity offerings. There is no assurance that the financing alternative chosen by the Company will be available to the Company, on favourable terms or at all. Depending on the alternative chosen, the Company may have less control over the management of its projects. There is no assurance that the Company will successfully increase revenues from existing and expanded production. Should the Company not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its exploration properties and carry out exploration and development on such properties, and its title interests in such properties may be adversely affected or lost entirely.
Production, Mining and Operating Risks
The Company is, and expects to continue to be, dependent on four mines for all of its commercial production.
The Young-Davidson, Island Gold, Mulatos and El Chanate Mines accounted for all of the Company’s commercial production in 2017 and are expected to continue to account for all of its commercial production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans or ongoing permitting at Young-Davidson, Island Gold, Mulatos or El Chanate could have a material adverse effect on the Company’s financial performance and results of operations.
Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated.
The Company prepares estimates of future production for its operating mines. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, leach pad inventory, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. It is not unusual in new mining operations to experience unexpected problems during

2017 Management’s Discussion and Analysis

the start-up phase. Depending on the price of gold or other minerals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.
Mining operations and facilities are intensive users of electricity and carbon-based fuels. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions, and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices for which the Company is not hedged could materially adversely affect the results of operations and financial condition.
The Company’s production costs are also affected by the prices of commodities consumed or used in operations, such as lime, cyanide and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. Increases in the price for materials consumed in mining and production activities could materially adversely affect the Company’s results of operations and financial condition.
Risks and costs relating to development, ongoing construction and changes to existing mining operations and development projects.
The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, the Company is in the process of completing a ramp-up and expansion at both the Young-Davidson and Island Gold Mines and development at its Cerro Pelon and La Yaqui deposits near the Mulatos Mine in Mexico. In addition, the Company is undertaking permitting efforts with respect to expanded tailings dam facilities at the Young-Davidson Mine and expansion of the mill at Island Gold. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors - including specifically to the foregoing - could cause delays in current mining operations or in developing properties. Such delays could materially affect the financial performance of the Company.
The Company prepares estimates of operating costs and/or capital costs for each operation and project. No assurance can be given that such estimates will be achieved. Failure to achieve cost estimates or material increases in costs could have an adverse impact on future cash flows, profitability, results of operations and financial condition.
Development projects are uncertain and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.
Alamos has a number of development stage projects in Canada, Mexico, the United States and Turkey. Mine development projects require significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of these projects. Our development projects have no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project: unanticipated changes in grade and tonnes of ore to be mined and processed, unanticipated adverse geological conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labour, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, availability of surface on which to locate processing and refining facilities, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents, labour actions and force majeure events.
It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays can often occur at the start of production. It is likely that actual results for our projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. If actual results are less favourable than currently estimated, our business, results of operations, financial condition and liquidity could be materially adversely affected.
The figures for the Company’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.
The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Alamos’ exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered,

2017 Management’s Discussion and Analysis

it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.
The Company’s mineral reserve and mineral resource estimates are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineral resources or mineral reserves will in fact be realized. There can also be no assurance that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Additionally, no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.
Estimates of mineral resources and mineral reserves can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ dramatically from that indicated by results of drilling, sampling and other similar examinations. Short term factors relating to mineral resources and mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.
Material changes in mineral resources and mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. There is a risk that depletion of reserves will not be offset by discoveries, acquisitions or the conversion of mineral resources into mineral reserves. The mineral base of Alamos’ mines may decline if reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates.
Mineral resources and mineral reserves are reported as general indicators of mine life. Mineral resources and mineral reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations. There is a degree of uncertainty attributable to the calculation and estimation of mineral resources and mineral reserves and corresponding grades being mined or dedicated to future production. Until ore is actually mined and processed, mineral reserves and grades must be considered as estimates only.
In addition, the quantity of mineral resources and mineral reserves may vary depending on mineral prices. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material change in mineral resources and mineral reserves, grades or stripping ratios may affect the economic viability of the Company’s projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because the Company prepares its reserve and resource estimates in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by NI 43-101. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of mineral resources constitute or will be converted into reserves.
Legal, Permitting, Regulatory, Title and Political Risk
The Company’s operating and development properties are located in jurisdictions that are subject to changes in economic and political conditions and regulations in those countries.
The economics of the mining and extraction of precious metals are affected by many factors, including the costs of mining and processing operations, variations of grade of ore discovered or mined, fluctuations in metal prices, foreign exchange rates and the prices of goods and services, applicable laws and regulations, including regulations relating to royalties, allowable production and importing and exporting goods and services. Depending on the price of minerals, the Company may determine that it is neither profitable nor advisable to acquire or develop properties, or to continue mining activities.
The Company’s mineral properties are located in Canada, Mexico, Turkey and the USA. Economic and political conditions in these countries could adversely affect the business activities of the Company. These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current global economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species

2017 Management’s Discussion and Analysis

and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Risk factors specific to certain jurisdictions are described throughout, including specifically: “Risks related to development stage assets in Turkey”, “Water Management at the Company’s Mining operations”, “Security in Mexico” and “The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.” The occurrence of the various factors and uncertainties related to economic and political risks of operating in the Company’s jurisdictions cannot be accurately predicted and could have a material adverse effect on our operations or profitability.
Risk related to development stage assets in Turkey
The Company has development stage mineral properties located in Turkey. Economic and political conditions in Turkey could adversely affect the business activities of the Company.
These conditions are beyond the Company’s control, and there can be no assurances that any mitigating actions by the Company will be effective. Turkey has recently experienced significant political, social, legal and regulatory instability. The impact of the change in political climate in Turkey in recent years is yet largely unknown, but will in instances likely include heightened control of the judiciary, bureaucracy, media and the private business sector. Changes to existing governmental regulations may affect the Company’s ability to conduct business, mineral exploration and mining activities more broadly and the Company’s ability to generate cash flow and profits from operations. Associated risks include, but are not limited to, resource nationalism, terrorism, corruption, extreme fluctuations in currency exchange rates and high rates of inflation.
Changing laws and regulations relating to the mining industry or shifts in political conditions may increase the costs related to the Company’s activities including the cost of maintaining its properties. Operations may also be affected to varying degrees by changes in government regulations with respect to restrictions on production, price controls, export controls, income taxes, royalties, expropriation of property, environmental legislation (including specifically legislation enacted to address climate change) and mine safety. The effect of these factors cannot be accurately predicted. Economic instability could result from current economic conditions and could contribute to currency volatility and potential increases to income tax rates, both of which could significantly impact the Company’s profitability.
The Company’s activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters. Regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
Security in Mexico
In recent years, criminal activity and violence has increased and continues to increase in parts of Mexico. The mining sector has not been immune to the impact of criminal activity and violence, including in the form of kidnapping for ransom and extortion by organized crime, as well as direct armed robberies of mining operations. The Company takes measures to protect employees, property and production facilities from these and other security risks. There can be no assurance, however, that security incidents, in the future, will not have a material adverse effect on our operations.
The Company will be unable to undertake its required drilling and other development work on its properties if all necessary permits and licenses are not granted.
A number of approvals, licenses and permits are required for various aspects of exploration, development and expansion projects. The Company is uncertain if all necessary permits will be maintained or obtained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities or any other projects with which the Company becomes involved. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of production, exploration or development, or material fines, penalties or other liabilities. It remains uncertain if the Company’s existing permits may be affected in the future or if the Company will have difficulties in obtaining all necessary permits that it requires for its proposed or existing mining activities.
On January 5, 2017, the Company announced that it had received its forestry permit in connection with its Kirazlı Project in Turkey. The Company continues to pursue the GSM (Business Opening and Operation) permit which is granted by the Çanakkale Governorship. The Company cannot provide assurance it will be able to maintain its existing permits and/or obtain all additional permits that it requires for its proposed mining activities. There can be no certainty with respect to permitting timelines.
In order to maintain mining concessions in good standing, concession holders must advance their projects efficiently, including by obtaining the necessary permits prior to stipulated deadlines. The Company has implemented plans to obtain all necessary permits prior to the relevant deadlines. While the Company is confident in its ability to meet all required deadlines or milestones so as to maintain its concessions in good standing, there is risk that the relevant permitting and licensing authorities will not respond in a timely manner. If these deadlines are not met, the Company believes that extensions to deadlines for obtaining the required approvals and permits could be negotiated so that the concessions would remain in good standing. However, there is no guarantee that the Company will be able to obtain the approvals and permits as planned or, if unable to meet such deadlines, that negotiations for an

2017 Management’s Discussion and Analysis

extension will be successful in order to maintain its concessions in good standing. If the concessions were to expire, this could have a material adverse impact on the Company and its ability to control and develop its Turkish projects.
Litigation could be brought against the Company and the resolution of current or future legal proceedings or disputes may have a material adverse effect on the Company’s future cash flows, results of operations or financial condition.
The Company could be subject to legal claims and/or complaints and disputes with other parties that result in litigation, including unexpected environmental remediation costs, arising out of the normal course of business. The results of ongoing litigation cannot be predicted with certainty. The costs of defending and settling litigation can be significant, even for claims that Alamos believes has no merit. There is a risk that if such claims are determined adversely to the Company, they could have a material adverse effect on the Company’s financial performance, cash flow and results of operations.
Some of the Company’s mineral assets are located outside Canada and are held indirectly through foreign affiliates.
It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against substantially all of the Company’s assets which are located outside Canada.
Failure of the Company to comply with laws and regulations could negatively impact current or planned mining activities and exploration and developmental activities.
The Company’s mining, exploration and development activities are subject to extensive laws and regulations concerning the environment, worker health and safety, employment standards, waste disposal, mine development, mine operation, mine closure and reclamation and other matters. The Company requires permits and approvals from various regulatory authorities for many aspects of mine development, operation, closure and reclamation. In addition to meeting the requirements necessary to obtain such permits and approvals, they may be invalidated if the applicable regulatory authority is legally challenged that it did not lawfully issue such permits and approvals. The ability of the Company to obtain and maintain permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with its activities that affect the environment and human health and safety at its development projects and operations and in the surrounding communities. The real or perceived impacts of the activities of other mining companies may also adversely affect our ability to obtain and maintain permits and approvals. The Company is uncertain as to whether all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively affect current or planned mining, exploration and developmental activities on the projects in which the Company is or may become involved. Any failure to comply with applicable laws and regulations or to obtain or maintain permits, even if inadvertent, could result in the interruption of mining, exploration and developmental operations or in material fines, penalties, clean-up costs, damages and the loss of key permits or approvals. While the Company has taken great care to ensure full compliance with its legal obligations, there can be no assurance that the Company has been or will be in full compliance with all of these laws and regulations, or with all permits and approvals that it is required to have. Environmental and regulatory review has also become a long, complex and uncertain process that can cause potentially significant delays.
The Company cannot guarantee that title to its properties will not be challenged.
The validity of the Company’s mining claims and access rights can be uncertain and may be contested. Although the Company is satisfied it has taken reasonable measures to acquire the rights needed to undertake its operations and activities as currently conducted, some risk exists that some titles and access rights may be defective. No assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be materially adverse to the Company. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. From time to time, a land possessor may dispute the Company’s surface access rights, and as a result the Company may be barred from its legal occupation rights. Surface access issues have the potential to result in the delay of planned exploration programs, and these delays may be significant. The Company expects that it will be able to resolve these issues, however, there can be no assurance that this will be the case.
Additional future property acquisitions, relocation benefits, legal and related costs may be material. The Company may need to enter into negotiations with landowners and other groups in the host communities where our projects are located in order to conduct future exploration and development work. The Company cannot currently determine the expected timing, outcome of such negotiations or costs associated with the relocation of property owners and possessors and potential land acquisitions. There is no assurance that future discussions and negotiations will result in agreements with landowners or other local community groups so as to enable the Company to conduct exploration and development work on these projects.
The Company provides significant economic and social benefits to our host communities and countries, which facilitates broad stakeholder support for our operations and projects. There is no guarantee however that local residents will support our operations or projects.

2017 Management’s Discussion and Analysis

Relationships with Key Stakeholders
Aboriginal title claims, rights to consultation/accommodation, and the Company’s relationship with local communities may affect the Company’s existing operations and development projects.
Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect the Company’s ability to acquire, within a reasonable time frame, effective mineral titles in these jurisdictions, including in some parts of Canada, in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect the Company’s ability to expand or transfer existing operations or to develop new projects.
The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Adverse publicity relating to the mining industry generated by non-governmental organizations and others could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this regard will mitigate this potential risk.
The inability of the Company to maintain positive relationships with local communities may result in additional obstacles to permitting, increased legal challenges, or other disruptive operational issues at any of our operating mines, and could have a significant adverse impact on the Company’s ability to generate cash flow, with a corresponding adverse impact to the Company’s share price and financial condition.
The Company’s directors and officers may have interests that conflict with the Company’s interests.
Certain of the Company’s directors and officers serve as directors or officers of other public companies and as such it is possible that a conflict may arise between their duties as the Company’s directors or officers and their duties as directors or officers of these other companies.
Exploration, development and production at the Company’s mining operations are dependent upon the efforts of its key personnel and its relations with its employees and any labor unions that represent employees.
The Company’s success is heavily dependent on its key personnel and on the ability to motivate, retain and attract highly skilled employees.
Relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by Mexican or Canadian governmental authorities in whose jurisdictions the Company carries on operations. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.
In addition, the Company anticipates that as it expands its existing production and brings additional properties into production, and as the Company acquires additional mineral rights, the Company may experience significant growth in its operations. This growth may create new positions and responsibilities for management personnel and increase demands on its operating and financial systems, as well as require the hiring of a significant number of additional operations personnel. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain any such additional qualified personnel. The failure to attract and retain such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition or results of operations.
As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived.
Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.
Environmental Risks
The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
The Company’s exploration and production activities are subject to regulation by governmental agencies under various environmental laws. These laws address noise, emissions, water discharges, waste management, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations.

2017 Management’s Discussion and Analysis

Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines, penalties and potential for facilities to be shut-down for non- compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.
Failure to comply with such laws and regulations can have serious consequences, including damage to the Company’s reputation, stopping the Company from proceeding with the development of a project, negatively impacting the operation or further development of a mine, increasing the cost of development or production and litigation and regulatory actions against the Company. The Company cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. The Company may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from which the Company has acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties. Some of the Company’s properties also have been used for mining and related operations for many years before acquisition and were acquired as is or with assumed environmental liabilities from previous owners or operators.
The Company’s failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Production at certain of the Company’s mines involves the use of various chemicals, including cyanide, which is a toxic material. Should cyanide or other toxic chemicals leak or otherwise be discharged from the containment system, the Company may become subject to liability for cleanup work that may not be insured. While appropriate steps will be taken to prevent discharges of pollutants into the ground water and the environment, the Company may become subject to liability for hazards that it may not be insured against and such liability could be material.
Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact the results of operations and financial position.
Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Decommissioning liabilities include requirements to control dispersion of potentially deleterious effluents; and, reasonably re-establish pre-disturbance land forms and vegetation.
In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.
Water management at the Company’s mining operations
The water collection, treatment and disposal operations at the Company’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages.
Environmental and regulatory authorities in Mexico and Canada conduct periodic or annual inspections of the Young-Davidson, Island Gold, Mulatos and El Chanate mines. As a result of these inspections, the Company is from time to time required to modify its water management program, complete additional monitoring work or take remedial actions with respect to the Company’s operations as it pertains to water management.
Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect the Company’s business, results of operations and financial condition. Moreover, in the event that the Company is deemed liable for any damage caused by overflow, the Company’s losses or consequences of regulatory action might not be covered by insurance policies.
Problems with water sources could have a negative impact on the Company’s exploration programs and future operations.
The Company may not be able to secure the water necessary to conduct its activities as planned. The Company will strive to ensure that its activities do not adversely impact community water sources. Future operations and activities may require that alternate water sources be provided to potentially affected communities at the Company’s expense.

2017 Management’s Discussion and Analysis

Climate Change Risks
The Company’s mining and processing operations are energy intensive, resulting in a significant carbon footprint. The Company acknowledges climate change as an international and community concern. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. We expect that in the long term this may result in increased costs at our Canadian and Mexican operations. While the Company has taken measures to manage the use of energy, the inability to achieve required energy efficiencies could have an adverse impact on the Company’s ability to achieve cost guidance.
In addition, the physical risks of climate change may also have an adverse effect on our operations. These may include extreme weather events, changes in rainfall and storm patterns and intensities, water shortages, and changing temperatures. In particular, the Company’s producing assets are located in northwest Mexico and Canada. Extended periods of high rainfall or drought conditions are typical in this part of Mexico. In Canada, cold temperatures and heavy snowfall may impact the Company’s ability to achieve production forecasts, including anticipated recoveries. While the Company has taken measures to mitigate the impact of weather on its operations, severe rainfall or drought conditions could have an adverse impact on the Company’s ability to achieve production forecasts.
Insurance and Compliance Risks
We may not have sufficient insurance coverage.
The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.
The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. In particular, the Company does not have coverage for certain environmental losses or certain types of earthquake damage. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s cash flows, results of operation and financial condition.
The Company’s business involves uninsurable risks.
In the course of exploration, development and production of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.
The Company may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”).
The Company has documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of SOX. Both SOX and Canadian legislation require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.
The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Company’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.
The Company may be impacted by Anti-Bribery laws.
The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions where we do business, prohibit companies and their intermediaries from making improper payments for the purposes of obtaining or retaining business or other commercial advantage. The Company’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurances that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s business, financial position and results of operations.

2017 Management’s Discussion and Analysis

Alamos’ critical operating systems may be compromised.
Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. While we invest in robust security systems to detect and block inappropriate or illegal access to our key systems, including supervisory control and data acquisition operating systems at our operations, and regularly review policies, procedures and protocols to ensure data and system integrity, there can be no assurance that critical systems will not be not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.
Mining Industry Risks
The Company is in competition with other mining companies that have greater resources and experience.
The Company competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to successfully compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operations.
The Company may be unable to identify opportunities to grow its business or replace depleted reserves, and it may be unsuccessful in integrating new businesses and assets that it may acquire in the future.
As part of the Company’s business strategy, it has sought and will continue to seek new operating, development and exploration opportunities in the mining industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses into its business. The Company cannot provide assurance that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit its business. Further, any acquisition the Company makes will require a significant amount of time and attention of its management, as well as resources that otherwise could be spent on the operation and development of its existing business.
Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.
Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business and which conditions and events may not be insurable.
Mining involves various types of risks and hazards, including, but not limited to:

•	Environmental hazards;

•	Industrial accidents;

•	Metallurgical and other processing problems;

•	Unusual or unexpected rock formations;

•	Rock falls, pit wall failures and cave-ins;

•	Seismic activity;

•	Flooding;

•	Fires;

•	Periodic interruptions due to inclement or hazardous weather conditions;

•	Variations in grade, deposit size, continuity and other geological problems;

•	Mechanical equipment performance problems;

•	Unavailability of materials and equipment;

•	Theft of equipment, supplies and bullion;

•	Labour force disruptions;

•	Civil strife; and

•	Unanticipated or significant changes in the costs of supplies.

2017 Management’s Discussion and Analysis

Most of these risks are beyond the Company’s control and could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.
The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines.
The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected ground movements, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development. The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.
The trading price of the Company’s common shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors.
These factors may include:

•	The price of gold and other metals;

•	The Company’s operating performance and the performance of competitors and other similar companies;

•	The public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	Changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resource sector;

•	Changes in general economic conditions;

•	The arrival or departure of key personnel; and

•	Acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

2017 Management’s Discussion and Analysis

Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (see notes 2 and 3 to the consolidated financial statements for year ended December 31, 2017). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, assumptions and expectations with respect to the proposed acquisition of Richmont Mines Inc. and its completion and the anticipated benefits and advantages of the same; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

2017 Management’s Discussion and Analysis

Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, M.Sc., M.AIG, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated February 22, 2018.